Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
February 16, 2004

Extendicare Inc. Declares Preferred Share Dividend Payment (TSX: EXE.PR.E)

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today that a monthly dividend of $0.071 per share, on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) has been declared payable on March 15, 2004 to shareholders of record on February 27, 2004. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on January 31, 2004.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com